AURIZON MINES LTD.
Suite 900- 510 Burrard Street, Vancouver, British Columbia

Canada  V6C 3A8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

INITIAL
ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

June 9, 2005

TABLE OF CONTENTS

                                                                                                                                                                                                            Page

PRELIMINARY NOTES

2

Financial Statements

2

Currency

2

Definitions and Technical Terms

2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

2

CAUTIONARY NOTE TO U.S. READERS

3

GLOSSARY OF TECHNICAL TERMS AND DEFINITIONS

3

CORPORATE STRUCTURE

8

GENERAL DEVELOPMENT OF THE BUSINESS

9

Three Year History

9

DESCRIPTION OF THE BUSINESS

10

General

10

Risk Factors

11

Mineral Projects

15

Casa Berardi Property

15

Beaufor Property, Québec

26

DIVIDENDS

27

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

27

MARKET FOR SECURITIES

28

DIRECTORS AND OFFICERS

28

LEGAL PROCEEDINGS

31

AUDIT COMMITTEE INFORMATION

32

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

32

TRANSFER AGENTS AND REGISTRARS

33

MATERIAL CONTRACTS

33

INTERESTS OF EXPERTS

33

ADDITIONAL INFORMATION

34

PRELIMINARY NOTES

In this Annual Information Form, Aurizon Mines Ltd. is referred to as "Aurizon" or the "Company".  All information contained herein is as at December 31, 2004, unless otherwise stated.

Financial Statements

This Annual Information Form should be read in conjunction with the Company's consolidated financial statements and management's discussion and analysis for the 12 months ended December 31, 2004.  The financial statements and management's discussion and analysis are available at www.aurizon.com and under the Company's profile on the SEDAR website at www.sedar.com.  All financial statements are prepared in accordance with Canadian generally accepted accounting principals.

Currency

All sums of money which are referred to in this Annual Information Form are expressed in lawful money of Canada, unless otherwise specified.

Definitions and Technical Terms

Capitalized terms that are not otherwise defined in the body of this Annual Information Form and technical terms are defined in "Glossary and Technical Terms" herein.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of securities legislation and the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements are made as of the date of this Annual Information Form or, in the case of documents incorporated by reference herein, as of the date of such documents and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements include, but are not limited to, statements with respect to pre-feasibility studies performed on the Casa Berardi Project (as defined below), the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and silver; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Risk Factors" in this Annual Information Form.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO U.S. READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission ("BC Securities Commission").  In this Annual Information Form, the Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes its properties utilizing mining terminology such as "indicated" in connection with resources that is required by Canadian regulations but is not recognized by the United States Securities and Exchange Commission ("SEC").

GLOSSARY OF TECHNICAL TERMS AND DEFINITIONS

In this Annual Information Form, the following terms have the following meanings:

Assay - To analyze the proportions of metals in an ore, to test an ore or mineral for composition, purity, weight, or other properties of commercial interest.

Au -  Gold.

Backfilling - The process of refilling an excavation, a mine opening, or the space around a foundation.

Ball Mill - A rotating horizontal cylinder with a diameter almost equal to the length supported by a frame or shaft, in which nonmetallic materials are ground using various types of grinding media such as quartz pebbles, porcelain balls, etc.

Carbon-in-leach (CIL) - A recovery process in which a slurry of gold ore, carbon granules and cyanide are mixed together. The cyanide dissolves the gold content and the gold is adsorbed on the carbon: the carbon is subsequently separated from the slurry for further gold removal.

Chert - A hard, extremely dense or compact, dull to semivitreous, sedimentary rock, consisting dominantly of interlocking crystals of quartz; it may contain amorphous silica (opal). It may be white or variously colored gray, green, blue, pink, red, yellow, brown, and black.

Collar - The mouth or upper end of a mine shaft.

Concentrates - The valuable fraction of an ore that is left after worthless material is removed in processing.

Core sample - One or several pieces of whole or split parts of core selected as a sample for analysis or assay.

Cut-and-fill - A stoping method in which the ore is excavated by successive flat or inclined slices, working upward from the level. However, after each slice is blasted down, all broken ore is removed, and the stope is filled with waste (backfill) up to within a few feet of the back before the next slice is taken out, just enough room being left between the top of the waste pile and the back of the stope to provide working space. The term cut-and-fill stoping implies a definite and characteristic sequence of operations: (1) breaking a slice of ore from the back; (2) removing the broken ore; and (3) introducing filling.

Cyanidation - A process of extracting gold and silver as cyanide slimes from their ores by treatment with dilute solutions of potassium cyanide or sodium cyanide. The slimes are subsequently fused and cast into ingots or bullion.

Development - The preparation of a mining property or area so that an orebody can be analyzed and its tonnage and quality estimates have been made; ore essentially ready for mining.

Diamond Drill - a machine designed to rotate under pressure an annular diamond studding cutting tool to produce a more or less continuous solid sample of material.

Diamond Drilling - A variety of rotary drilling in which diamond bits are used as the rock-cutting tool. It is a common method of prospecting for mineral deposits, especially in development work where core samples are desired.

Dilution - The contamination of ore with barren wall rock in stoping. The assay of the ore after mining is frequently 10% lower than when sampled in place.

Doré - Gold and silver bullion that remains in a cupelling furnace after the lead has been oxidized and skimmed off.

Drift - A horizontal or nearly horizontal underground opening driven along a vein to gain access to the deposit.

Feasibility Study - comprehensive study in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Fill - Man-made deposits of natural earth materials (e.g. rock, soil, gravel) and waste materials (e.g. tailings or spoil from dredging), used to fill an enclosed space such as an old stope or chamber in a mine.

Gold Dore - the term for a bar of gold which contains impurities in excess of two percent.

Grade - The amount of valuable mineral in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for other metals.

Cut-off Grade - The lowest grade of mineralized rock that qualifies as ore grade in a given deposit, and is also used as the lowest grade below which the mineralized rock currently cannot be profitably exploited.  Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.

Mill Head Grade - The grade of ore as it comes from a mine and goes to a mill.

Recovered Grade - Actual metal content of ore determined after processing.

Gravity Circuit - A method by which mineral particles are separated with the aid of water or air, according to the differences in their specific gravities.

Grinding - Size reduction of ore into fine particles to prepare it for processing.

Hoist - The machine used for raising and lowering the cage or other conveyance in a shaft.

Host Rock - The rock surrounding an ore deposit.

Infill Drilling - Diamond drilling at shorter intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates.

Leaching - The separation, selective removal, or dissolving-out of soluble constituents from a rock or orebody by the natural action of percolating water, or the extraction of soluble metals or salts from an ore by means of slowly percolating solutions.

Milling Operation - Generally refers to the grinding and crushing of ore.

Mineralization - The process or processes by which mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit.

Mining Claim - that portion of public mineral lands which a party has staked or marked out in accordance with provincial or state mining laws to acquire the right to explore for and exploit the minerals under the surface.

Metallurgy - The science and art of separating metals and metallic minerals from their ores by mechanical and chemical processes; the preparation of more metalliferous materials from raw ore.

Milling Circuit - The combination of various processes and systems which concentrate the valuable minerals.

Mine - An excavation beneath the surface of the ground from which mineral matter of value is extracted.

Net Smelter Return - a return based on the actual gold sale price received less the cost of refining at an off-site refinery.

Ore - a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

Ounces - troy ounces; in this report production figures refer to gold having a fineness of at least 995 parts per 1,000 parts; other references to ounces in this report do not refer to a specific fineness.  There are 31.1035 grams in a troy ounce.

Ore - Rock, generally containing metallic or non-metallic minerals, that can be mined and processed at a profit. Also, the mineral(s) thus extracted.

Orebody - A sufficiently large amount of ore that can be mined economically.

Oz/t -  troy ounces per short ton.

Pyrite - A common, pale-bronze or brass-yellow, isometric mineral. It is dimorphous with marcasite, and often contains small amounts of other metals. Pyrite has a brilliant metallic luster and an absence of cleavage, and has been mistaken for gold. Pyrite is the most wide-spread and abundant of the sulfide minerals and occurs in all kinds of rocks, such as in nodules in sedimentary rocks and coal seams or as a common vein material associated with many different minerals.

Quartz - 1. Crystalline silica, an important rock-forming mineral. It is, next to feldspar, the commonest mineral, occurring either in transparent hexagonal crystals (colorless, or colored by impurities) or in crystalline or cryptocrystalline masses. Quartz is the commonest gangue mineral of ore deposits, forms the major proportion of most sands, and has a widespread distribution in igneous, metamorphic, and sedimentary rocks. 2. A general term for a variety of noncrystalline or cryptocrystalline minerals having the same chemical composition as that of quartz, such as chalcedony, agate, and opal.

Raise - A vertical hole between mine levels used to move ore or waste rock or to provide ventilation.

Ramp - An inclined underground tunnel which provides access for exploration or a connection between levels of a mine.

Reclamation - The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock piles and other disturbed areas.

Recovery Rate - A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of the material recovered compared to the total material present.

Refining - The final stage of metal production in which impurities are removed from the molten metal.

Reserves - That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves are customarily stated in terms of ore when dealing with metalliferous minerals. There are two categories of reserves:

Proven - Material for which tonnage and grade are computed from dimensions revealed in outcrops, trenches, underground workings or drill holes; grade is computed from the results of adequate sampling; and the sites for inspection, sampling and measurement are so spaced and the geological character so well-defined that size, shape and mineral content are established.

Probable - Material for which tonnage and grade are computed partly from specific measurements, samples or production data and partly from projection for a reasonable distance on geological evidence: and for which the sites available for inspection, measurement and sampling are too widely or otherwise inappropriately spaced to outline the material completely or to establish its grade throughout.

Resource - A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource - A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource - An Indication Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, ppits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource - An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Scoping Study – a preliminary economic evaluation of indicated mineral resources using a financial analysis based on reasonable  assumptions of technical, engineering, operating and economic factors.  There is no certainty that the results of the scoping study will be realized.

Sediment - Solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretion by organisms, and that forms in layers on the Earth's surface at ordinary temperatures in a loose, unconsolidated form; e.g., sand, gravel, silt, mud, alluvium.

Shaft - A vertical passageway to an underground mine for moving personnel, equipment, supplies and material including ore and waste rock.

Shotcrete - A mixture made of course aggregate up to 2 cm thick, applied by pneumatic pressure through a specially adapted hose and used as a fireproofing agent and as a sealing agent to prevent weathering of mine timbers and roadways.

Slurry - A mixture of crushed and finely ground solids with water.

Stope - An area in an underground mine where ore is mined.

Sulphide Ore - refers to that part of the ore body that has not been oxidized by near-surface waters; generally contains the mineral pyrite (FeS2)and other sulphides.

Tailings - material rejected from a mill after the valuable minerals have been recovered.

Tonne - a metric ton of 1,000 kilograms (2,205 pounds).

Tons - dry short tons (2,000 pounds).

Troy Ounce - Troy ounce of a fineness of 999.9 parts per 1,000 parts, equal to 31.1034 grams.

Vein - An epigenetic mineral filling of a fault or other fracture in a host rock, in tabular or sheetlike form, often with associated replacement of the host rock; a mineral deposit of this form and origin.

CORPORATE STRUCTURE

Name, Address and Incorporation

Aurizon was incorporated on April 8, 1988 as "343318 B.C. Ltd.", by filing a memorandum and articles with the Registrar of Companies under the Company Act (British Columbia) (the "BCCA").  On August 10, 1988, Aurizon's name was changed to "Aurizon Mines Ltd." in its English form and "Mines Aurizon Ltee." in its French form.  Pursuant to a statutory arrangement (the "Arrangement") carried out under section 276 of the BCCA, Aurizon acquired all of the assets and assumed all of the liabilities of two predecessor companies, D'Or Val Mines Ltd. ("D'Or Val") and Perron Gold Mines Ltd. ("Perron"), effective as at August 24, 1988.  Under the Arrangement, shareholders of D'Or Val received 0.4167 shares of common stock of Aurizon for each share of D'Or Val held, and shareholders of Perron received 0.5 shares of common stock of Aurizon for each share held.  D'Or Val and Perron were both reporting companies under applicable Canadian securities laws at the time of the Arrangement.  The shares of D'Or Val were listed for trading on the Toronto, Montreal and Vancouver Stock Exchanges, and the shares of Perron were listed for trading on the Montreal and Vancouver Stock Exchanges.  Pursuant to the Arrangement, D'Or Val and Perron were amalgamated as "Amalgamated D'Or Val Perron Mines Ltd." immediately prior to the transfer of their assets to Aurizon, and the amalgamated company was then dissolved without winding up under the court order giving effect to the Arrangement.

The head office and registered and records office address of Aurizon is located at Suite 900 - 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada, telephone (604) 687-6600.

Intercorporate Relationships

The following chart sets out Aurizon’s corporate structure and the mineral properties owned.

ORGANIZATIONAL CHART OF
AURIZON MINES LTD.
(As at June, 2005)

GENERAL DEVELOPMENT OF THE BUSINESS

Aurizon Mines Ltd. is a Canadian-based gold mining company with development and exploration activities in the gold producing Abitibi region of north-western Quebec.  Formed in 1988 through the amalgamation of two predecessor companies, D’Or Val Mines Ltd. and Perron Gold Mines Ltd., Aurizon has been involved in the acquisition, exploration, development and operation of a number of gold properties in North America, most notably the Sleeping Giant Mine, the Beaufor Mine, and the Casa Berardi Mine.

Aurizon is currently developing its Casa Berardi Mine property where, in January 2005, Aurizon received an revised feasibility study for an initial start-up mining situation for the 868,000 mineral reserve ounces of gold above the 700 metre level in the Casa Berardi West Mine area.  The study outlines the first 5.5 years of production after a pre-production period of 18 months.  Pre-production capital costs are estimated at $84 million, the majority of which will be for underground mine development.  An internal scoping study has also been completed on the high grade resources below the 700 metre level, currently estimated at 368,000 ounces of gold.  Work has been initiated to integrate these high grade resources into the mining plan.

Three Year History

During the past three years, the Company’s major capital and exploration spending programs have occurred at the Casa Berardi and Sleeping Giant mines both located in Quebec, Canada.  At Casa Berardi, the Company has invested $45.9 million, while at the Sleeping Giant Mine, $13.1 million has been invested in exploration, development and capital expenditures during this period.  These programs were financed from 2002 opening cash balances, positive cash flow generated from operations, from equity financings completed in 2002 totaling $20 million, from equity financings completed in 2003 totalling $32 million, and from equity financings and the receipt of Quebec refundable tax credits in 2004 totalling $10 million and $2.8 million, respectively.

During the first quarter of 2005, work on Casa Berardi consisted of driving the 550 metre track drift south and east of the 113 Zone to permit further exploration and infill drilling of the lower portion of the 113 Zone and the 118-122 Zones.  With pre-production work commencing at the beginning of the second quarter of 2005, nearly $50 million is expected to be invested at Casa Berardi during 2005.  Surface infrastructure work will include the installation of the hoist and electrical sub-station on foundations constructed in 2004, the construction of the headframe and hoist buildings, and the commencement of the mill refurbishing in the third quarter of 2005.  Underground development in 2005 will include an expected 640 metres of shaft sinking, 1,400 metres of ramping, 1,500 metres of drifting, 250 metres of raising, and 3,100 metres of development in ore mineralization.

Approximately 66,000 metres of exploration and definition drilling are included in the 2005 budget for Casa Berardi.  Two underground drill rigs will remain active throughout 2005 in the West Mine area, drilling from the 550 metre level.  These rigs will test the dip extension of Zone 113 from the 900 metre level down to 1,100 metres below surface. Definition drilling will also be initiated up to 500 metres east of Zone 113 with a view to upgrading the quality of the known inferred mineral resources and increasing the mine life.  Surface drilling will continue in the East mine area and west of the West mine.

Management estimates that approximately $50 million will be required in 2005 to provide sufficient working capital to meet the above planned operating and capital expenditures and intends to raise the funds through a combination of debt and equity financings.  A portion of this funding was raised on March 31, 2005 and April 21, 2005, at which time the Company completed two equity financings resulting in net proceeds of $24 million.  A further $5 million has been raised with the sale of the Sleeping Giant Mine in April, 2005.  There is no assurance , however, that the Company will be able to obtain the balance of such capital on commercially reasonable terms, or at all.

Subsequent to fiscal year ended December 31, 2004

On April 14, 2005, Aurizon agreed to sell its 50% share of the Sleeping Giant Mine to its joint venture partner, Cambior Inc., for $5 million.  The effective date of the sale is April 30, 2005, and Aurizon will receive its 50% share of production to that date. Under the agreement with Cambior, Cambior will assume and be responsible for all environmental liabilities and reclamation costs associated with the operation and ultimate closure of the mine.

For further information, See "Mineral Projects” below.

DESCRIPTION OF THE BUSINESS

General

Aurizon is a Canadian-based gold mining company with operations, development and exploration activities in the gold producing Abitibi region of north-western Québec.  There is no seasonality to the Company’s gold mining business.  Aurizon owns 100% of the Casa Berardi Property and, until April 30, 2005 owned 50% of the Sleeping Giant Mine, both of which are located in the Abitibi region.

Aurizon's properties are at various stages of exploration and development.  Mineral reserves have been estimated for the Casa Berardi property, upon which a revised feasibility study has been completed.  Effective as of April 30, 2005, the Company sold its 50% interest in the Sleeping Giant Property to Cambior Inc. for C$5 million..

All revenue during the past three years has been from operations at the Sleeping Giant Mine, with the exception of the sale of surplus mining equipment, gold recoveries from idle mill facilities, and royalty income from the Beaufor Mine.  See "Mineral Projects – Beaufor Mine, Quebec".  Revenue from mining operations in 2004 matched 2003 revenues of $17.5 million realized from Canadian dollar gold prices of $534 per ounce in 2004, compared to $525 per ounces in 2003.

Interests in properties other than those described below have, at various times, been acquired; however, projects where exploration programs did not produce encouraging results have been abandoned and the associated costs written off.  Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time.  Gold dore bars that may be produced by the Company's mining operations are being and will continue to be refined by commercial refineries and the gold and silver produced is subsequently sold by the Company on the basis of the quoted selling prices of gold and silver on the applicable metals exchange on the date of sale.  The Company believes that because of the availability of refiners, each able to supply all services that would be required by the Company, no material adverse effect would result if the Company lost the services of its current refiners.

Because of the large number of available gold purchasers, the Company believes that it is not dependent upon the sale of gold to any one customer, the loss of which would have a material adverse effect on the business of the Company.

As at the most recent financial year ended December 31, 2004, the Company had forty seven (47) employees.

Competition to Acquire Gold Mining Properties

Significant and increasing competition exists for the limited number of opportunities to acquire gold mining properties in Canada, the U.S. and elsewhere.  As a result of this competition, some of which is with large established mining companies having substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable.

Aurizon intends to continue to grow through the development of its current mineral properties.  Aurizon has experienced technical personnel in Val d’Or and La Sarre, Québec.  Exploration and development activities are conducted directly by Aurizon's staff or by persons specifically engaged for a particular activity.  Contractors, under the supervision of Aurizon's staff, are engaged to carry out the construction, underground mine development and diamond drill activities.

Government Permits

In the ordinary course of business, mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations.  Obtaining the necessary governmental permits is a complex and time-consuming process involving several layers of government and regulatory bodies and often involving public hearings and costly undertakings on the part of the Company.  The duration and success of permitting efforts are contingent upon many variables not within the Company’s control.  Environmental protection permitting, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development or operation of a mine or mines.

Regulations and Mining Law

The Company’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing exploration, development, production, exports, taxes, labor standards, occupational health and safety, solid and hazardous waste handling and disposal, monitoring, protection and remediation of the environment, reclamation, mine safety, toxic substances, air and water quality and other matters.  Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities.  It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with the development or continue the operation of a mine or mines.

The Company has expended significant resources, both financial and managerial, to comply with environmental protection laws, regulations and permitting requirements and the Company anticipates that it will continue to do so in the future.  The Company believes that it is currently in substantial compliance with all applicable environmental laws and regulations.

There can be no assurance that additional significant costs and liabilities will not be incurred to comply with current and future requirements.  Moreover, it is possible that future developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to natural resources, property and persons resulting from the Company’s operations, could require the Company to modify or curtail its operations or could result in substantial costs and liabilities.

Risk Factors

The following is a brief description of those distinctive or special characteristics of Aurizon's operations and industry, which may have a material impact on, or constitute risk factors in respect of Aurizon's financial performance.

Ability to Continue Operations

The Sleeping Giant Mine was the Company's only source of operating cash flow.  However, in 2005, Sleeping Giant's capital expenditures were estimated to exceed its operating cash flow by $800,000.  Accordingly, the Company does not anticipate that the sale of Sleeping Giant will have a material effect on the results of its operations or working capital requirements.

As at December 31, 2004, the Company had cash of $11.9 million and working capital of $12.2 million.  Management estimates that financings of $50 million will be required in early 2005 to provide sufficient working capital to meet its planned operating and capital expenditures for the 2005 fiscal year, but cannot provide any assurance that it will be able to obtain such capital on commercially reasonable terms, or at all, or that these sources will adequately fund its future capital and operational requirements or that alternative financing will be available, if required.  Further funding will be required to complete the pre-production work necessary to bring Casa Berardi to commercial production.  See also "Risk Factors - Market Risk”.

Gold Price Volatility

The Company's results are highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists primarily of jewelry and investment demand.

The volatility of gold prices is illustrated by the following table of the high, average and low gold prices per ounce on the London Metals Exchange bullion market.  (Source of Data - Gold Fields Mineral Services Ltd. and the London Bullion Market Association (LBMA))

Year	High	Average	Low
	U.S.$	U.S.$	U.S.$
1994	$396	$384	$370
1995	$396	$384	$372
1996	$415	$388	$367
1997	$362	$331	$283
1998	$313	$294	$273
1999	$325	$279	$253
2000	$313	$264	$279
2001	$293	$271	$256
2002	$349	$310	$278
2003	$416	$363	$320
2004	$454	$409	$375

On March 29, 2005, the afternoon fixing for gold on the London Metals Exchange was US$425.80 per ounce. Gold prices on the London Metals Exchange are regularly published in most major financial publications and many nationally recognized newspapers.  There can be no assurance that the future price of gold will be such that the Company’s properties can be mined at a profit.

Mining Risks and Insurance

The business of gold mining is subject to certain risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments required to be made for such liabilities could have a material adverse effect on Aurizon’s financial performance and results of operations.  The Company carries insurance against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.

In addition, the Company may become subject to liability for pollution, cave-ins, or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons or the Company may become subject to liabilities that exceed policy limits.  In such cases, the Company may be required to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Uncertainty of Mineral Reserves

Although the Company has carefully prepared the mineral reserves figures included herein and believes that the method of estimating mineral reserves has been verified by mining experience and production history, such figures are estimates, and no assurance can be given that the indicated gold will be produced.  Mineral reserve grades, mill recoveries and tonnage actually realized by the Company may differ from estimates.

The Company’s mineral reserves consist of the estimated quantities of mineralized material, which, on the basis of geological and engineering data, can be demonstrated with a reasonably high degree of certainty to be recoverable by established mining and treatment methods.  Only that material estimated to contain mineral values in excess of cutoff grades required to cover the cost of estimated mining operations is included.

The Company adjusts its mineral reserves annually by the amount extracted in the previous year, by the additions and deletions resulting from new geological information and interpretation, and from changes in operating costs and metal prices.  Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

Short-term factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or differing grades, may impair the profitability of a mine in any particular accounting period.

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits, the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that the Company’s programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Financing of Exploration Programs

There are mineral reserves established on Aurizon's Casa Berardi property, but Aurizon intends to  carry out further exploration with the objective of establishing additional economic mineral reserves.  Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if the expenditures to be made by Aurizon on its mineral properties will result in discoveries of commercial mineral reserves.  If Aurizon's efforts are not successful at individual properties, the expenditures at those properties will be written off.  If Aurizon's exploration programs are successful, additional funds may be required for the development of economic mineral reserves to achieve commercial production.  In addition, the exploration and development of Aurizon's properties may depend upon Aurizon's ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means.  There is no assurance that Aurizon will be successful in obtaining the required financing on commercially reasonable terms, or at all.  The inability of the Company to obtain necessary financing could have a material adverse effect on the Company’s ability to explore and develop its properties.

Reclamation Obligations

Reclamation requirements may change and vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.

All of the Company’s operations are subject to reclamation, site restoration and closure requirements.  Costs related to ongoing site restoration programs are expensed when incurred.  The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that the Company’s estimate of its ultimate reclamation liability could change in the near term as a result of changes in laws and regulations and changes in cost estimates.

Title to Properties

While the Company has verified title to its properties according to usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title.  The most recent title opinion with respect to Aurizon’s 100% undivided interest in the mining rights of its Casa Berardi Mine, is dated as of March 31, 2005.  Aurizon has not obtained title reports with respect to certain of its mineral properties and notwithstanding any title report or title opinion obtained, properties may be subject to prior unregistered agreements or transfers or aboriginal land claims, and title may be affected by undetected defects.

Market Risk

Foreign Exchange and Currency Fluctuations

Currency fluctuations may affect the cash flow which the Company will realize from its operations since its products are sold in world markets in United States dollars and a significant portion of the Company's operating costs are incurred primarily in Canadian dollars.  Although the Company has hedging programs in place to reduce some risks associated with foreign exchange exposure, there can be no assurance that such hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.

Price Volatility

The Company periodically enters into commodity contracts to mitigate the risk associated with price volatility of the commodities it produces.  The Company enters into contracts to provide a minimum price for anticipated future gold production, primarily through the use of option and spot deferred contracts for gold.

Realization under the hedge contracts is dependent upon the ability of the counterparties to perform in accordance with the terms of the contracts; however, the Company’s credit risk is limited to unrealized gains existing at any time.  The Company attempts to minimize its credit exposure by spreading its exposure among several counterparties.

Conflicts of Interest

Certain of the directors of Aurizon are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions.  Accordingly, mineral exploration opportunities or prospects of which such persons become aware will not necessarily be made available to Aurizon.  The directors and officers intend, however, to allocate these to such companies on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate.  Although such persons have been advised of their fiduciary duties to Aurizon, there exist actual and potential conflicts of interest among these persons and situations could arise in which their obligations to or interests in other companies could detract from their efforts on behalf of Aurizon.  See also “Directors and Officers – Conflicts of Interest” below.

Dependence on Key Personnel

Aurizon’s President and Chief Executive Officer, David P. Hall, and its Executive Vice-President and Chief Financial Officer, Ian S. Walton, are instrumental in the management and day to day operations of the Company.  David P. Hall is a Chartered Accountant who has been a Director and Officer of Aurizon since its incorporation in 1988.  Ian S. Walton is also a Chartered Accountant who has been an Officer of Aurizon since its incorporation in 1988 and a Director since 1993.  In addition, Aurizon’s General Manager, Quebec, Mr. Michel Gilbert, is significantly involved in managing the Company’s exploration and development activities in Quebec.  The Company depends on key personnel and cannot provide assurance that it will be able to retain such personnel.  Failure to retain such key personnel could have a material adverse effect on the Company’s business and financial condition.

Mineral Projects

Casa Berardi Property

Property Description and Location

The Company’s principal asset is its 100% owned Casa Berardi property, located in the Province of Quebec, approximately 95 km north of the town of La Sarre, in the James Bay municipality. The property extends along an east-west axis for more than 37 km and reaches 3.5 km in width. The overall property covers several thousand hectares.  However, the area directly involved in the current Project covers only a few hundred hectares. The East and West Mines, separated by the Principal Zone, are located along a 5 km mineralized corridor.

A 38 km all-season gravel road off the paved road linking the village of Villebois to the Selbaie mine, provides easy access to the property. A gravel road links the East and West Mines infrastructure.

Qualified manpower is readily available from the La Sarre area, a municipality of 7,728 inhabitants (2001 census). Aurizon is currently relying on experienced staff and personnel with good mining expertise at the Project site and at the administrative office located in Val d'Or.

A 55 km long, 120 kV, power line, coming from Normétal, supplies power to the site.

Surface and underground infrastructures available at the East and West Mines at the time of acquisition include among others a crushing plant, a 2200 tonnes per day processing plant, a tailings pond, maintenance facilities, administrative buildings, a hoistroom, headframe and 379 metre shaft (East Mine), declines (East and West), underground workings, mining equipment, etc.

During 1998, the Company acquired a 100% interest (subject to a royalty interest described below) in the Casa Berardi property which comprised 284 mineral claims, two mining leases and all of the existing infrastructure.  The Company paid $2 million and agreed to pay an additional $4 million on the earlier of August 27, 2001 or at the start of commercial production, and a 2% to 4% gold indexed net smelter royalty, to a maximum of $10 million.  In addition, the Company assumed a liability for reclamation work, estimated at $1,555,000.

On July 5, 2001, the Company entered into an agreement to defer the outstanding payment of $4 million related to the acquisition of the Casa Berardi property for two years until August, 2003.  In consideration, Aurizon issued one million (1,000,000) common shares and issued an additional 960,153 common shares in payment of interest at 10% per annum on the outstanding payment, which was secured by a lien on the buildings, machinery and equipment at Casa Berardi.

On July 5, 2002, Aurizon exercised its right of first refusal to match a third party offer, and acquired TVX Gold Inc.’s residual interest in the Casa Berardi property, which comprised an outstanding payment of $3.9 million and a gold indexed net smelter royalty, for cash consideration of $5 million. As a result, Aurizon currently owns a 100% unencumbered interest in Casa Berardi.

The property is composed of 284 contiguous designated claims, covering a total of 13,967.7 hectares, and two (2) mining leases (BM 768 and BM 0000833), covering 367.09 and 84.35 hectares respectively, for a total of 14,419.14 hectares. Mining lease BM 768 expires on April 28, 2008 and mining lease BM0000833 expires in 2015.  Taxes for the mining leases approximate $18,000 per year.

Other legal titles, under the name of Aurizon, include the non-exclusive lease BNE 0010752, the tailings lease 70,218, and an additional five (5) hectares of land contiguous to mining lease 768 for rock waste material storage.

Gescad Inc. manages the mining titles for Aurizon and produces an update on the titles once a year.

History

Ownership and Previous Work

In 1974, Inco Gold Co. ("Inco") staked the first claims of the Casa Berardi property. Prior to that, the area had been explored for base metal and iron formation. The discovery hole was drilled in 1981 and in 1983, a joint venture agreement was reached between Inco and Golden Knight Resources Inc. ("Golden Knight"). Subsequent work ultimately led to the opening of the East Mine in 1988 and to commercial production from the West Mine in 1990. In 1991, TVX Gold Inc. ("TVX") acquired Inco's 60% interest in the project.

In January 1997, TVX announced the closure of the East Mine followed two months later by the closure of the West Mine.

The Casa Berardi assets and property had been offered for sale in the fall of 1996. In January 1997, Aurizon had expressed its interest in a letter to TVX. Following due diligence work, Aurizon signed an agreement and completed the acquisition of all Casa Berardi assets and mining rights in September 1998.

Prior to the acquisition of the project by Aurizon, 3,769 holes were drilled on the property for a total of 463,492 metres.

Past Production

Previous production at the Casa Berardi underground mine began at the East mine in September 1988 and at the West mine in April 1990.  Mining operations were performed from ramps accessing the upper part of the deposits at the East and West mines, from which a total of 3.7 million tonnes, at an average gold grade of 6.7 grams per tonne, were extracted between 1988 and 1997 to produce 688,000 ounces of gold.  The mine closed in the spring of 1997 and the Company acquired the mine in August 1998.

Exploration and Development

Following the acquisition of the Casa Berardi Mine, Aurizon outlined a large surface drilling program to investigate the West Mine Area. A total of more than 76,000 metres of core was drilled during the 1998-99 campaign. The program resulted in the discovery of Zone 113 and other smaller mineralized bodies.  In early 2000, Aurizon, with the assistance of several independent consultants, completed a technical and economic evaluation of the West Mine’s measured and indicated resources.  This evaluation indicated a mineral reserves of 6.9 million tonnes with an average grade of 6.7 grams of gold per tonne or 1.5 million ounces.

In order to increase the confidence level of the mineral resources and prove the potential of a mining operation, an underground exploration program was planned and initiated in April 2003 to test the continuity of the mineralization of Zone 113.

In 2003, the West Mine ramp was extended 1,074 metres from the 450 metre level down to the 550 metre level, to provide access to the 113 Zone for metallurgical testwork and to provide drill bases for in-fill definition drilling.  Approximately 44 metres of the exploration drift were complete by year-end, allowing the completion of 1,400 metres of definition drilling.  A further 21,000 metres of surface exploration drilling was completed in the area of Zones 118-120 during 2003, where an inferred gold resource has been outlined.

The major underground exploration program that was initiated in early 2003 at Casa Berardi continued during 2004, along with the substantial completion of arevised feasibility study by year-end as well as completion of certain surface infrastructure.  The following work was completed in 2004 at Casa Berardi:

  Surface foundations for the headframe, back legs, hoist buildings and ore bins

  42 metre concrete shaft collar

  Shaft pilot raise from the 550 metre level to surface

  878 metres of exploration track drift on the 550 metre level

  32,400 metres of definition drilling of 224 holes

  20,700 metres of surface exploration drilling of 34 holes

  Detailed engineering for the shaft and surface infrastructure

  102 metres of ventilation raising

  1,590 metres of ramps down to the 550 metre level and access drifts to the shaft raises

January 2005 Feasibility Study

Aurizon Mines Ltd. received a positive Feasibility Study prepared by Met-Chem Canada Inc. ("Met-Chem") for the mineral reserves located above the 700 metre level in the West Mine area of Casa Berardi in January, 2005 (the “January 2005 Feasibility Study”).

In addition, in January, 2005, Aurizon received:

•

a new mineral resource estimate located below 700 metres for Zone 113, prepared by Met-Chem;

•

a new mineral reserve estimate on the East Mine crown pillar, prepared by Geostat Systems International Inc. ("Geostat"); and

•

results of an internal Scoping Study which provides an updated economic model including both mineral reserves and indicated mineral resources in the West Mine area.

All documents have been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. ("NI 43-101") and been filed with Canadian regulatory authorities and are available at www.sedar.com under the Company’s name.

Highlights of the January 2005 Feasibility and Scoping Studies

(All dollar figures expressed in Canadian dollars, except where indicated)

	January 2005 Feasibility Study (Above 700 m)	Scoping Study (Below 700 m)	Integrated Feasibility and Scoping studies
Assumptions: US$ gold price of US$400/oz and an exchange rate of 1.25
West Mine Mineral Reserves (gold ounces)	867,900	-	867,900
113 Indicated Mineral Resources below 700 metres (gold ounces)	-	294,700 (80% of 368,000oz)	294,700 (80% of 368,000oz)
Total project (gold ounces)	867,900	294,700	1,162,600
Pre-production Capital Cost (in millions)	$84.1	-	$84.1
Sustaining Capital Cost (in millions)	$34.0	$34.9	$68.9
Pre-production period	18 months	-	18 months
Total Cost per tonne	$54.31	$54.54	$53.99
Cash cost per ounce (US$)	US$233/oz	US$126/oz	US$206/oz
Payback period	3.5 years	1.5 years	3.8 years
Internal rate of return (before tax(1))	17.1%	45.9%	22.2%
Average annual production rate (life of mine)	150,000 oz	70,000 oz	170,000 oz
Average gold grade (life of mine)	6.2g/t	11.4g/t	7.0g/t
Mine Life	5.5 years	4.0 years	6.5 years

Note:

 (1)

Aurizon has approximately $70 million of accumulated exploration, development and capital costs, together with loss carry-forwards available, for deduction against taxable income.

The delivery of the January 2005 Feasibility Study completed the second stage of Aurizon’s Casa Berardi Continuous Development Program.  The goal of this Program is to advance the Casa Berardi Project to commercial production in as short a period as possible while reducing the pre-production capital costs and lowering the technical and financial risk of the Project.  The January 2005 Feasibility Study lays out an initial 5.5 year start-up plan for Casa Berardi, and has been built around a mineral reserve based on drilling above 700 metres depth. The January 2005 Feasibility Study does not include the high grade component of Zone 113 recently outlined by infill drilling below 700 metres.  The pre-production time required to bring the Project to commercial production is anticipated to be 18 months. Pre-production capital costs are estimated at C$84.1 million (US$67 million), the majority of which will be for underground mine development.  Aurizon has received tenders for most of the significant costs related to the Project, thereby reducing capital cost risks.  In addition, Aurizon has already retained the required key technical staff to develop and operate the mine.

Technical problems encountered prior to the mine’s closure in 1997 have all been addressed in the January 2005 Feasibility Study.

The January 2005 Feasibility Study outlines the first 5.5 years of production from initial stope development above 700 metres on 868,000 reserve ounces of gold.  The Scoping Study evaluates the economic impact of including the high grade resources below 700 metres, currently estimated at 368,000 resource ounces of gold, into the mining plan.  For the purposes of the Scoping Study, 80% of the indicated mineral resources have been included, based on the resource to reserve conversion previously experienced.  Additional production can be obtained from the crown pillar of the East Mine, which is estimated to contain 80,000 reserve ounces of gold. In addition, Aurizon will undertake development and definition drill programs aimed at upgrading an estimated 1,000,000 inferred ounces of gold situated in the vicinity of the West Mine infrastructure, in order to increase the Project’s mine life.

Surface and underground infrastructure

Existing facilities on site include a 2,200 tonnes per day processing plant, a building complex including warehouse, maintenance, mine dry, a 120KV electrical power line, and ramp access.  Mobile equipment remaining from the previous operation is available for the proposed mining operation.

Aurizon has already completed construction of the following surface and underground infrastructures:

•

Surface foundations for headframe, back legs, hoist buildings and silos

•

42 metre concrete shaft collar

•

Ramp development in Zone 113 to the 570 metre level

•

Access drift to the shaft and stations on the 280 metre and 550 metre levels

•

Shaft pilot raise from the 550 metre level to shaft collar

•

Ventilation raise from the 550 metre to the 280 metre level (in progress)

•

Ramp rehabilitation from surface down to the 460 metre level

Mineral reserves

The Casa Berardi deposit is a vein type deposit located close to the contact between sedimentary basin sequence and the volcanic basement. The deposit extends for a 5 kilometre strike along the Casa Berardi Fault system.

Mineral reserves estimations have been classified in accordance with Canadian Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101.  Met-Chem constructed block models for zones 113 and Lower Inter and has estimated the mineral reserves. Polygonal estimation was done for the other mineralized zones and was audited by Met-Chem.

The selected mining method consists of Sequential Transversal and Longitudinal Long Hole when the vein is larger than 10 metres and Longitudinal Long Hole Retreat when the vein is less than 10 metres.  The stoping sequence includes cemented rockfill of the primary stoping sequence, and unconsolidated rockfill for the longitudinal retreat and secondary stoping sequence.

Stope dilution has been calculated on the basis of the stability of the stope openings, ore deposit geometry and mining method.  With the Sequential Longitudinal and Transversal mining method, dilution will come mainly from internal waste below 4.0 grams per tonne of gold cutoff.  With the Longitudinal Retreat mining method, dilution will mainly come from waste outside of the stope outlines.

CASA BERARDI MINERAL ESTIMATE

	Tonnes	Grade grams/ tonne	Gold Ounces	Min Cutoff grams/ tonne	High Assay Cut grams/ tonne	Specific Gravity T/m3	Dilution Factor
PROBABLE MINERAL RESERVES
Zone 113 above 700 metre level	1,974,749	6.78	430,476	4.0	47.0	2.70	*25%
Lower Inter Zone	1,534,224	6.05	298,436	4.0	40.0	2.77	19%
Northwest Zone	213,777	5.64	38,766	3.0	23.0	2.77	20%
Southwest Zone	339,636	4.56	49,795	3.0	18.5	2.77	20%
Zone 111	292,691	5.36	50,441	3.0	27.1	2.77	20%
West Mine - Probable Mineral Reserves	4,355,077	6.20	867,914
East Mine - Probable Mineral Reserves	593,958	4.22	80,588	0.92	-	2.70	15%
Total Probable Mineral Reserves	4,949,035	5.96	948,502
INDICATED MINERAL RESOURCES
Zone 113 below 700 metre level	838,000	13.68	368,584	4.0	115.0
Inter Zone	123,878	4.43	17,644	3.0	18.7
Principal Zones below crown pillar	315,666	7.01	71,144	3.0	12.6 to 56.1
Principal Zones in crown pillar	339,139	5.51	60,077	3.0	12.6 to 56.1
Total Indicated Mineral resources	1,616,683	9.95	517,449
INFERRED MINERAL RESOURCES
Zone 113 below 700 metre level	2,450	16.80	1,323	4.0	115.0
Lower Inter Zone	39,906	6.34	8,134	4.0	40.0
Zone 104	115,135	6.62	24,505	3.0	31.0
Zone 109	124,739	9.11	36,535	3.0	44.4
Zones 117-123	1,703,500	6.10	334,090	3.0	No capping
Principal Zones below crown pillar	1,315,964	6.50	274,996	3.0	12.6 to 56.1
Principal Zones in crown pillar	1,646,536	6.43	340,479	3.0	12.6 to 56.1
West Mine Total	4,948,230	6.40	1,020,062
East Mine Total	661,042	7.25	154,063	3.0	31.0
Total Inferred Mineral Resources	5,609,272	6.50	1,174,125

                                                    *  External dilution at 1 gram/tonne gold

Notes:

All of the above mineral reserve and resource estimates have been audited and/or prepared by Met-Chem, except for the East Mine mineral reserves, which were prepared by Geostat.

Mineral resources which are not mineral reserves do not have demonstrated economic viability

The mineral reserves represent mine grades and do not reflect losses incurred in the recovery process.  Average recovery rates (life of mine) are estimated at 93.0%.

Proposed surface and underground infrastructure

The proposed mine infrastructure incorporates a 5.5 metre diameter concrete vertical circular shaft down to 810 metres, related surface and underground infrastructure including a headframe, hoist room, revised electrical distribution, ore and waste passes, ventilation raises, ramps and lateral development.  All infrastructure has been designed to ensure a long mine life beyond that established in the January 2005 Feasibility Study.

Underground Mine Operation

Permanent Infrastructure	North of the Casa Berardi fault (massive volcanics)
Mining operation	South of the Casa Berardi fault (sediments)
Mining method	Stopes >10 metres wide - Sequential Transversal and Longitudinal long hole Stopes <10 metres wide - Transversal long hole retreat
Back fill	Primary stoping sequence - cemented rockfill Secondary stoping sequence - unconsolidated rockfill Longitudinal retreat - unconsolidated rockfill
Production rate	1,800 tonnes/day (first 6 months) 2,400 tonnes/day (life of mine)
Standard stope dimension	20 metres high X 15 metres wide X 10 metres long
Active stopes required	8 active stopes of 9,000 tonnes per month
Hoisting	5.5 metres circular concrete shaft (810 metres) Hoisting capacity of 300 tonnes per hour

The underground operation will be designed to sustain a daily production rate of 2,400 tonnes, 7 days a week, 345 days a year. Initial production is expected to be established from higher grade portions of Zone 113, development in low grade material, and a development stock pile.

Mining and development sequence flexibility will be achieved by using both longitudinal and transversal mining methods, multiple ore zones, shaft and ramp access.

To mitigate previous operational ground problems, permanent infrastructure, such as the shaft, ramp, ore/waste pass systems, ventilation raises and haulage drifts will be located north of the Casa Berardi fault within the massive volcanic rocks.  The mining operation will be located on the south side of the fault and will not interfere with permanent infrastructure.  To ensure long term ground stability, drift and stopes located within 10 metres of major faults will be cable bolted and shotcreted.

Based on the results of rock mechanics studies, the stope size will be limited to a 10 metre length by a maximum depth of 15 metres, with a level interval of 20 metres.  It is anticipated that previous mill feed problems will be addressed by shaft hoisting and a sufficient stope inventory.  Eight active stopes, each averaging 9,000 tonnes, will be required to sustain a planned production rate of 2,400 tonnes per day.

Ventilation requirements will be achieved by down casting fresh air from the existing ventilation raise and the main ramp access. Exhaust air will be discharged through the new shaft and the 280 metre level track drift.  The mine dewatering system will pump dirty water from the 720 metre level to the settling pond.

The ore will be hoisted to surface through the new shaft, loaded into trucks from a storage bin and transported 5 kilometres to the processing plant.

Ore processing

Milling:	Intensive cyanidation leaching, gravity circuit followed by conventional Carbon-in-leach circuit
Average recovery (life of mine):	93.0%
Tailings:	1.4 million tonnes (residual capacity), additional cell in year 2
Mill Operating days:	345 days (94.5% of mill availability)

Processing of the ore will be performed at the existing facilities, which contain a standard cyanidation carbon-in-leach circuit.  Metallurgical testwork, performed by SGS Lakefield Research, indicates that the addition of an intensive cyanide gravity circuit is expected to allow an overall gold recovery of 93.0%.  With minor modifications, the existing mill is expected to operate at 2,400 tonnes per day, for an annual production of 828,000 tonnes over 345 operating days.

Existing tailings pond capacity is estimated at 1.45 million cubic metres. Incremental storage capacity will be provided by a new cell.

In addition to the environmental permits transferred from the previous owners, a series of approvals were obtained by Aurizon.  All permits are in force.  Modifications to the permits will be required to reflect the proposed mining plan, milling rate and tailings management.

Project master schedule

The Project master schedule estimates that the shaft, surface and underground facilities, required underground development, underground infrastructure, mill improvements and rehabilitation, and mine site infrastructure should be completed within an 18 month period.  The Project master schedule includes permitting, remaining detailed engineering, current productivity rates, labour force availability, lead time for purchasing consumables and project commissioning.

Capital costs

Direct cost estimates for the shaft development, related surface infrastructure and steel are derived from recent tenders based on detailed engineering studies.  Quotes have been received for the other major mine and process equipment. Unit costs for the underground development are based on actual productivity and contract costs that are currently in force.

It is anticipated that all underground preproduction development will be performed by mining contractors utilizing their own mobile equipment. After the preproduction stage, mining operations will be performed by Aurizon using a combination of existing and leased equipment and, therefore, no capital investment has been planned for major mining equipment.

A 10% contingency has been provided on direct costs.

                                    CAPITAL COSTS

$
(000’s)
Surface infrastructure
Ore processing mill	6,451
Headframe and hoist room	5,271
Mine site infrastructure	4,014
Cement Plant	925
Tailing disposal	350
Underground infrastructure
Mine development	19,655
Shaft	18,000
Underground services	11,670
Total Direct Costs	$66,336
Contingency on direct cost	6,766
Indirect costs
Owner costs	7,931
Detailed engineering, procurement	2,090
Mill (start up, training, commissioning, spares)	823
Permits	197
Total Pre-Production Capital Costs	$84,143

Operating costs

The average total cash cost is estimated in the January 2005 Feasibility Study at US$233 per ounce, using an exchange rate of 1.25, for the 5.5 year period covered.

                                    OPERATING COSTS

($/Tonne)
Mining	$30.59
Milling	13.30
Administration	10.00
Restoration	0.42
Total Operating Costs	$54.31

Economic model

The economic model for the January 2005 Feasibility Study is based on mineral reserves above the 700 metre level in the West Mine area.  This represents a start-up base case scenario to quickly advance the project to the production stage.

                                          JANUARY 2005 FEASIBILITY STUDY SUMMARY

Assumptions: US$ gold price of US$400/oz and an exchange rate of 1.25
Tonnes milled	4,355,000	Initial capital	$84M
Average gold grade (g/t)	6.2	Sustaining capital	$34M
Average mill recovery	93.0%	NPV (before taxes) @ 0%	$50M
Total Gold Produced (ozs.)	806,400	NPV (before taxes) @ 5%	$28M
Average annual ozs.	150,000	IRR	17%
Average total cash cost/oz	US$233

Note:

Aurizon has approximately $70 million of accumulated exploration, development and capital costs, together with loss carry-forwards available, for deduction against taxable income.

The economics of the project are mainly sensitive to fluctuations in the price of gold and the exchange rate for U.S. dollars.

                                     SENSITIVITY ANALYSIS

	Change	Variation	Internal Rate of Return
	+ 10%	US$440	28%
Gold price - base case	-	US$400	17%
	- 10%	US$360	5%
	+ 10%	1.375	28%
Exchange rate - base case	-	1.25	17%
	- 10%	1.125	5%
	+ 15%	US$268	7%
Cash operating costs/ounce - base case	-	US$233	17%
	- 15%	US$198	26%
	+15%	C$96.7m	13%
Pre-production capital costs - base case	-	C$84.1 m	17%
	-15%	C$71.5m	23%

New Mineral Resource Estimate for Zone 113 Below Level 700 Metres

Met-Chem was commissioned by Aurizon to prepare a new mineral resource estimate based on the recent drill information for Zone 113 below the 700 metre level.

The new mineral resource estimate, received on January 20, 2005, is based on new underground holes drilled by Aurizon, from September to December 2004, on 35 metre-spaced intervals.  The new estimate replaces the previous estimate that was based on surface drill holes.  This mineral resource estimate has not been considered in the January 2005 Feasibility Study mining plan, but is considered in the Scoping Study.

Met-Chem constructed a 3D block model inside the ore zone envelopes delineated by Aurizon. Indicated mineral resources are estimated at 838,000 tonnes at 13.68 grams of gold per tonne, or 368,000 ounces of gold.  These resources are undiluted and no cut-off grade has been applied. An upper capping limit of 115 grams of gold per tonne has been applied to the high grade values.

INDICATED MINERAL RESOURCES (1) – ZONE 113 BELOW 700 METRE LEVEL
Tonnes	838,000
Grade (grams/tonne)	13.68
Gold Ounces	368,584

                                                        (1)

                                                    Mineral Resources were calculated by Met-Chem.

New Mineral Reserve Estimate for East Mine Crown Pillar

Geostat Systems International Inc. ("Geostat"), an engineering firm, was commissioned by Aurizon to prepare a new mineral reserve estimate based on the drilling information for the upper part of the East Mine included in the crown pillar.

The new reserve estimate received on January 19, 2005 is based on holes drilled by both Aurizon and the previous operator. The new estimate has not been considered in the January 2005  Feasibility Study or the Scoping Study, since the initial objective of Aurizon was to advance the West Mine area into commercial production and minimize the pre-production capital costs.

The selected mining method consists of a conventional open pit operation utilizing trucks and shovel.

Geostat constructed a 3D block model inside the ore zone envelopes delineated by Aurizon.  Probable mineral reserves are estimated at 593,958 tonnes at 4.22 grams of gold per tonne, or 80,000 ounces of gold, using a dilution factor of 15%, and a minimum cut-off grade of 0.92 grams has been applied.  No upper capping limit has been applied to high grade values.

PROBABLE MINERAL RESERVES (1) – EAST MINE CROWN PILLAR
Tonnes	593,958
Grade (grams/tonne)	4.22
Gold Ounces	80,588

                                                            (1)

                                                        Mineral Reserves were calculated by Robert de l’Etoile, eng., of Geostat Systems International Inc.

The mineral reserves represent mine grades and do not reflect losses incurred in the recovery process.  Average recovery rates (life of mine) are estimated at 93.0%.

INTERNAL SCOPING STUDY

Aurizon has completed a Scoping Study which outlines a mining plan that incorporates both the initial start up plan presented by the January 2005 Feasibility Study together with a preliminary mining plan for the higher grade indicated mineral resources of Zone 113 below 700 metres. The Scoping Study includes results from the lower level of Zone 113 which were not available at the time of the January 2005 Feasibility Study cut off.

For the purpose of the Scoping Study, 80% of the indicated mineral resources have been included in the mining plan based on the resource to reserve conversion ratio experienced on the upper level of Zone 113.

The pre-production time has been maintained at 18 months as it is anticipated that the shaft could be deepened 200 metres, six months after the completion of the initial sinking.  The Scoping Study utilizes all existing, planned and required infrastructure.

The capital cost to access and develop the deeper high grade mineral resource is estimated at C$34.9 million (US$27.9 million), incurred over a 24 month period which could be funded by operating cash flow.

It is anticipated that production from the high grade mineral resources will be blended with the upper level mineral reserves over a 4 year period, commencing in year two of the production cycle, in order to maintain a constant feed and consistent grade to the mill, adding one year to the mine life. It is anticipated that the operating grade will increase to 7.0 g/t Au over the expanded mine life.

The Scoping Study considered the impact on the mining method, operating cost and mill recovery used in the January 2005 Feasibility Study.

The Scoping Study, when integrated with the January 2005 Feasibility Study, indicates that average annual gold production could increase to 170,000 ounces per year, at a reduced total cash cost of US$206 per ounce, and that the Project’s internal rate of return would increase to 22%.

The Scoping Study was completed by Ghislain Fournier, P. Eng., Aurizon’s Superintendent, Corporate Development, an appropriately Qualified Person as defined by NI 43-101, in conjunction with other members of Aurizon’s technical staff, and received on January 28, 2005.

                                        INTEGRATED JANUARY 2005 FEASIBILITY AND SCOPING STUDY SUMMARY

Assumptions: US$ gold price of US$400/oz and an exchange rate of 1.25
Tonnes milled	5,159,077	Initial capital	$84M
Average gold grade (g/t)	7.0	Sustaining capital	$69M
Average mill recovery	93.05%	NPV (before taxes) @ 0%	$107M
Total Gold Produced (ozs.)	1,080,000	NPV (before taxes) @ 5%	$70M
Average annual ozs.	170,000	IRR	22%
Average total cash cost/oz	US$206

Beaufor Property, Québec

Property Description and Location

The Beaufor Mine, situated 16 kilometers east of Val d'Or, Quebec, is comprised of 12 mineral claims, one mining lease and one mining concession with a combined area of approximately 92 acres in Pascalis and Senneville Townships. Access to the property is by a gravel road, which connects to highway 117.

On April 5, 2001, Aurizon entered into an agreement with Richmont Mines Inc. ("Richmont"), whereby Richmont acquired Aurizon’s 50% interest in the Beaufor Mine and Aurizon’s 100% interest in the adjacent Perron Property.  The sale was completed on May 1, 2001.  Consideration comprised a cash payment of $1,660,000 and a gold-indexed royalty on future production from the Beaufor Mine and Perron Property, payable as follows:

(1)

on the first 220,000 ounces of production, Aurizon will receive royalty payments of $5 per ounce on 50% of the ounces produced (i.e. 110,000 ounces) if the prevailing gold price per ounce is between US$280 and US$300.  If the prevailing gold price is US$300 per ounce or higher, the royalty increases to $12.50 per ounce;

(2)

on future production in excess of 220,000 ounces from the Beaufor Mine, Aurizon will receive a royalty which escalates from $17 per ounce at a gold price of US$300 per ounce to a maximum of $30 per ounce at gold prices in excess of US$500 per ounce, on 50% of the ounces produced.  This royalty will also be payable on 100% of any future production from the Perron Property.

Richmont expects to produce approximately 52,000 ounces of gold from the Beaufor Mine in 2005.  Richmont has estimated Beaufor’s proven and probable mineral reserves at December 31, 2004, to approximate 733,000 tons of ore grading 0.24 ounces of gold per ton, or 176,000 ounces of gold.

Under the agreement, the Company received royalties totaling $331,143 in 2004 and has received $1.0 million to date.

DIVIDENDS

The Company has not paid any dividends on its common shares.  The Company may pay dividends on its common shares in the future if it commences mining operations and generates profits.  Any decision to pay dividends on common shares in the future will be made by the board of directors on the basis of the earnings, financial requirements and other conditions existing at such time.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company consists of 600,000,000 shares without par value divided into 500,000,000 Common Shares and 100,000,000 Preferred Shares issuable in series.  As at May 31, 2005, there were 118,791,298 Common Shares and no Preferred Shares of the Company issued and outstanding as fully paid and non-assessable shares.

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all meetings of the shareholders of the Company and each common share confers the right to one vote in person or by proxy at all meetings of the shareholders of the Company.  The holders of the Common Shares, subject to the prior rights, if any, of the holders of any other class of shares of the Company, are entitled to receive such dividends in any financial year as the board of directors of the Company may by resolution determine.  In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of the Common Shares are entitled to receive, subject to the prior rights, if any, of the holders of any other class of shares of the Company, the remaining property and assets of the Company.  The Preferred Shares are redeemable on the terms set forth in the Articles, are issuable in series and rank in priority to the Common Shares on a winding up, dissolution or liquidation in respect of the amount that is equal to the quotient obtained when the stated capital account for such shares is divided by the number of Preferred Shares then outstanding, together with declared and unpaid and any cumulative and unpaid dividends accrued  thereon, and thereafter the Preferred Shares are not entitled to any further distribution of the assets of the Company.  The board of directors may determine the designation, rights, and restrictions of each series of Preferred Shares, before their issue.

The Company currently has two formalized stock option plans for the granting of incentive stock options to the executive officers, senior managers, employees, directors and consultants (the "Plans").  As at May 31, 2005, the Plans provide that, subject to the requirements of the stock exchanges on which the Company’s shares are listed, the aggregate number of securities reserved for issuance under the Plans, together with the number of securities reserved for issuance under other outstanding incentive stock options and options for service, may not exceed 7,652,900 Common Shares.

As at May 31, 2005 the Company had 6,300,370 common share purchase warrants outstanding and exercisable to acquire up to 6,300,370 common shares of the Company from treasury at exercise prices ranging from $1.60 to $2.50 and expiry dates of June 30, 2005, August 21, 2005 and September 10, 2005.  The warrants contain provisions for adjustment of the number of common shares issuable upon exercise, or adjustment of the exercise price, upon the occurrence of certain events, including but not limited to a subdivision or consolidation of the common shares and certain forms of corporate reorganization.

MARKET FOR SECURITIES

Trading Price and Volume

The Company's shares are listed for trading through the facilities of the TSX under the symbol "ARZ", and on the American Stock Exchange ("AMEX") under the symbol AZK.   During the 12 months ended December 31, 2004, the Company's shares traded on the TSX as follows:

Month	Volume	High	Low
December 2004	2,276,339	$1.64	$1.35
November 2004	7,652,504	$1.69	$1.27
October 2004	4,544,878	$1.58	$1.33
September 2004	1,229,910	$1.57	$1.24
August 2004	2,395,835	$1.57	$1.35
July 2004	1,278,885	$1.58	$1.26
June 2004	1,948,865	$1.60	$1.36
May 2004	2,187,872	$1.60	$1.31
April 2004	1,944,529	$1.85	$1.46
March 2004	10,325,982	$1.73	$1.49
February 2004	2,444,340	$1.80	$1.51
January 2004	7,224,994	$2.18	$1.50

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth all current directors and executive officers as of the date of this Annual Information Form, with each position and office held by them in the Company and the period of service as such.

Name, Position and Province and Country of Residence	Principal Occupation During the Past 5 Years	Served as a Director Since (3)(4)(5)(6)
Sargent H. Berner, (1) Director, British Columbia, Canada	Associate Counsel, January, 2005 to present and Partner, DuMoulin Black LLP, Barristers and Solicitors	1988(3)
Richard Faucher, (1) (2) Director, Quebec, Canada	President of Niocan Inc., a mineral resources company that owns niobium deposits in the Oka region, in Quebec.	1999(4)
David P. Hall, Director, Chairman, President and Chief Executive Officer, British Columbia, Canada	President and Chief Executive Officer of Aurizon Mines Ltd.	1988(3)
Julie A. Stokke Kemp, Corporate Secretary, British Columbia, Canada	Corporate Secretary, Aurizon Mines Ltd.	N/A
Frank A. Lang, Director, British Columbia, Canada	Mining Executive, The Lang Mining Group	1988(3)
Brian S. Moorhouse,(1) (2) Lead Director, British Columbia, Canada	President, Vega Management Corporation, a private investment management company.	1988(5)
Robert Normand, (2) Director, Quebec, Canada	Corporate Director	1999(6)

Ian S. Walton, Director, Executive Vice-President and Chief Financial Officer, British Columbia, Canada	Executive Vice-President and Chief Financial Officer of Aurizon Mines Ltd.	1993(6)

NOTES:

(1)

Denotes member of Executive Compensation and  Corporate Governance Committee

(2)

Denotes member of Audit Committee.

(3)

Terms of office as a director expires at the third next succeeding annual meeting of the shareholders subsequent to June 17, 2003.

(4)

Term of office as a director expires at the second next succeeding annual meeting of shareholders subsequent to May 17, 2005.

(5)

Term of office as a director expires at the third next succeeding annual meeting of the shareholders subsequent to June 15, 2004.

(6)

Terms of office as a director expires at the third next succeeding annual meeting of the shareholders subsequent to May 17, 2005.

David P. Hall, Chairman, President & Chief Executive Officer - Mr. Hall is a Chartered Accountant who has been involved in the management of mineral exploration, development and operating companies since 1981 and has been instrumental in securing project and equity financing.  Mr. Hall has been involved with Aurizon since its inception in 1988.

Ian S. Walton, Executive Vice-President, Chief Financial Officer and Assistant Corporate Secretary - Mr. Walton is a Chartered Accountant and has been involved with public companies in the mining industry for more than 20 years.  Mr. Walton is experienced with all aspects of mining finance, taxation and treasury functions.  Mr. Walton has been involved with Aurizon since its inception in 1988.

Julie A. Stokke Kemp, Corporate Secretary - Ms. Kemp is a member of the Canadian Society of Corporate Secretaries and has been involved in the mining industry since 1983, during which time she has been the Corporate Secretary of a number of public companies.  Ms. Kemp has been involved with Aurizon since its inception and is responsible for organizing Aurizon's legal and regulatory compliance activities.

Brian Moorhouse, Lead Director, Executive Compensation and Corporate Governance Committee Chairman and Audit Committee Member - Mr. Moorhouse is President of Vega Management Corporation, a private investment management company of which he is also the principal shareholder.  Mr. Moorhouse has a commerce degree with a major in economics and he formerly worked in the investment industry as an advisor with Nesbitt Thompson, Richardson Securities and Brink, Hudson & Lefever Ltd.  Mr. Moorhouse has extensive experience in financial markets and was instrumental in raising equity funds for Aurizon’s predecessor companies.  Mr. Moorhouse has been a Director of Aurizon since its inception in 1988.

Robert Normand, Audit Committee Chairman - Mr. Normand is a Chartered Accountant and was formerly Chief Financial Officer of Gaz Metropolitan.  He is a director of Quebecor World Inc., Cambior Inc., ING Canada Inc., Sportscene Restaurants Inc., Fonds Investissements Rea, Enerplus Fund, Commercial Alcohols Ltd., and Alter Moneta Inc. Mr. Normand joined Aurizon’s Board in June, 1999.

Sargent H. Berner,  Director, Executive Compensation and Corporate Governance Committee Member - Mr. Berner is an associate counsel of the Vancouver law firm of DuMoulin Black.  Mr. Berner is also a director of several junior resource companies.  Mr. Berner has been a Director of Aurizon since its inception in 1988.

Richard Faucher, Director, Audit Committee Member and Executive Compensation and Corporate Governance Committee Member - Mr. Faucher is a Professional Engineer and the President of Niocan Inc., a mineral resources company that owns niobium deposits in the Oka region, in Quebec.  Mr. Faucher is a metallurgist with experience in the management of large mining and metallurgical projects.  Mr. Faucher joined Aurizon’s Board in June, 1999.

Frank A. Lang, Director – Mr. Lang holds a B.A and M.A. from the University of British Columbia, and is a Professional Engineer.  Mr. Lang was named Developer of the Year by the Prospectors and Developers Association of Canada in 1986 for his role in the discovery of the Golden Giant Mine, Hemlo, Ontario.  Mr. Lang is the President of Cream Minerals Ltd., Honorary Chairman of Emgold Mining Corporation, Chairman of Acrex Ventures Inc., Chairman of Sultan Minerals Inc., Director of Valgold Resources Ltd., and Chairman of Abington Ventures Inc., all of which are mineral exploration companies.  Mr. Lang is a founding shareholder of Aurizon and has been a Director of Aurizon since its inception in 1988.

Control of Securities

As at May 31, 2005, the directors and executive officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 3,974,788 common shares of the Company, representing approximately 3.35% of the issued and outstanding common shares of the Company. The number and percentage of securities of each class of voting securities of the Company or any of its subsidiaries beneficially owned, directly or indirectly, or over which control or direction is exercised, by all directors and executive officers as a group, not being within the knowledge of the Company, has been furnished by the respective individuals.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Normand, a director of the Company, served as director of Concert Industries Ltd. when it and its Canadian operating subsidiaries announced on August 5, 2003 that it had filed for protection under the Companies' Creditors Arrangement Act ("CCAA"). The Company was restructured and a plan of compromise and arrangement for its operating subsidiaries was approved in December 2004 allowing them to emerge from the CCAA proceedings. Mr. Normand no longer serves as director of Concert Industries Ltd.

Other than as disclosed above, none of the Company's directors or executive officers or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)

is, as at the date of this Annual Information Form or has been, within the ten years before the date of this Annual Information Form, a director or executive officer of any company, that while that person was acting in that capacity;

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms and such director will not participate in negotiating and concluding terms of any proposed transaction.  From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.  See also "General Development of Business - Risk Factors – Conflicts of Interest" above.

Mr. Robert Normand, a director of the Company, is also a director of Cambior Inc. and, as of January 11, 2005, Cambior Inc. owned 9.18% of the issued common shares of the Company.  In the event that a conflict of interest arises at a meeting of the Company's directors with respect to any proposed transaction involving Cambior Inc., Mr. Normand declares his interest, does not participate in negotiating and concluding terms of any such proposed transaction and abstains from voting.

LEGAL PROCEEDINGS

The Company was named as a defendant in a tort litigation class action launched by approximately 120 plaintiffs against nearly 150 defendants in the State of California.  The action is based on alleged exposure to silica.  The Company has never produced, manufactured or sold silica or silica based products.  A Request for Dismissal of the Company, without prejudice, was filed in the Superior Court of California, County of San Francisco, on May 7, 2004, and the Company has been advised that the plaintiff has voluntarily agreed to dismiss the Company from the lawsuit.

The Company is involved in litigation from time to time in the ordinary course of its business, which is not material to the Company’s financial condition, results of operations or cash flows.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The Company's audit committee has a charter (the "Audit Committee Charter") in the form attached to this Annual Information Form as Schedule "A".

Composition of the Audit Committee

The following are the members of the Company's audit committee:

Richard Faucher	Independent (1)	Financially literate (1)
Brian S. Moorhouse	Independent (1)	Financially literate (1)
Robert Normand	Independent (1)	Financially literate (1)

(1)

As defined by Multilateral Instrument 52-110 ("MI 52-110").

Relevant Education and Experience

A description of the education and experience of each audit committee member that is relevant to the performance of his or her responsibilities as an audit committee member may be found above under the heading "Directors and Officers: Name, Occupation and Security Holding".

External Auditor Services Fees (By Category)

The aggregate fees billed by the Company's external auditors, PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, in the 12 months ended December 31, 2004 for audit services and for non-audit services were as follows:

Audit Fees(1)	Audit Related Fees	Tax Fees(2)	All Other Fees
90,000	3,000	14,900	1,500

Notes:

(1)

For the audit of Aurizon’s annual financial statements and services normally provided by the external auditor in connection with Aurizon’s statutory and regulatory filings.

(2)

The Company uses PWC for tax compliance, advice, and return preparation.  The Company chooses to use PWC for these services due to their  extensive knowledge of the Company’s activities and familiarity of its business and the associated cost savings resulting  from that knowledge base.

The Company has in place a policy concerning the engagement of non-audit services see Appendix I of the Audit Committee Charter, Schedule “A”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or will materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The transfer agents and registrars for the common shares of the Company are Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, Canada, V6B 5A1 and Computershare Investor Services of Denver, Colorado.

MATERIAL CONTRACTS

There are no contracts of the Company, other than contracts entered into in the ordinary course of business, that are material to the Company and that were entered into by the Company within the most recently completed financial year or were entered into prior to such year and are still in effect.  Subsequent to the Company’s December 31, 2004, year end, the Company entered into an agreement with Cambior to sell to Cambior the Company’s 50% interest in the Sleeping Giant Mine for $5 million.  See “General Development of the Business – Three Year History”

INTERESTS OF EXPERTS

Names of Experts

PricewaterhouseCoopers LLP ("PWC") at Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7, are the auditors for the Company.  PWC certified the auditors’ report on the annual financial statements of the Company for the year ended December 31, 2004.

Lionel Poulin, an independent "qualified person" for the purposes of National Instrument 43-101, is the co-author responsible for the preparation of a technical report dated January, 2005, entitled "Casa Berardi Project – Feasibility Study – Executive Summary".

Francois Biron, an independent "qualified person" for the purposes of National Instrument 43-101, is the co-author responsible for the preparation of a technical report dated January, 2005, entitled "Casa Berardi Project – Feasibility Study – Executive Summary".

Mary Jean Buchanan, an independent "qualified person" for the purposes of National Instrument 43-101, is the co-author responsible for the preparation of a technical report dated January, 2005, entitled "Casa Berardi Project – Feasibility Study – Executive Summary".

Alain Dorval, an independent "qualified person" for the purposes of National Instrument 43-101, is the co-author responsible for the preparation of a technical report dated January, 2005, entitled "Casa Berardi Project – Feasibility Study – Executive Summary".

Daniel Gagnon, an independent "qualified person" for the purposes of National Instrument 43-101, is the co-author responsible for the preparation of a technical report dated January, 2005, entitled "Casa Berardi Project – Feasibility Study – Executive Summary".

Guy Saucier, an independent "qualified person" for the purposes of National Instrument 43-101, is the co-author responsible for the preparation of a technical report dated January, 2005, entitled "Casa Berardi Project – Feasibility Study – Executive Summary".

Dave West, an independent "qualified person" for the purposes of National Instrument 43-101, is the co-author responsible for the preparation of a technical report dated January, 2005, entitled "Casa Berardi Project – Feasibility Study – Executive Summary".

Guy Saucier, an independent "qualified person" for the purposes of National Instrument 43-101, is the author responsible for the preparation of a technical report dated February, 2005, entitled "Casa Berardi Project – Resources estimation – Zone 113 Lower Part".

Robert de l’Etoile, an independent "qualified person" for the purposes of National Instrument 43-101, is the author responsible for the preparation of a technical report dated February 10, 2005, entitled "Resources and reserves assessment of the East Mine pillar, Casa Berardi complex Aurizon Mines Ltd.".

Ghislain Fournier, a "qualified person" for the purposes of National Instrument 43-101, is the author responsible for the preparation of a internal scoping study technical report dated January 28, 2005, entitled "Scoping Study on Casa Berardi Project, Quebec:  Impact on the Production Plan to Mine the Resources of Zone 113 Under 700m Level".

Interests of Experts

To the knowledge of the Company, none of the experts named under "Names of Experts", holds or has received or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates.

Mr. Ghislain Fournier is an employee of the Company.  Mr. Fournier owns less than 1% of the Company’s issued and outstanding share capital.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company’s Information Circular for its most recent annual general meeting of securityholders that involved the election of directors.

Additional financial information is provided in the Company’s consolidated financial statements and management's discussion and analysis for the 12 months ended December 31, 2004.

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

AURIZON MINES LTD.

Audit Committee Charter

I.

Mandate

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing:  the financial reports and other financial information provided by the Company to any governmental body or other stakeholders; the Company’s systems of internal controls regarding finance, accounting, and the Company’s auditing, accounting and financial reporting processes.  Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels.  The Audit Committee’s primary duties and responsibilities are to:

•

Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements and Managements’ Discussion and Analysis (“MDA”).

•

Review and appraise the performance of the Company’s external auditors.

•

Provide an open avenue of communication among the Company’s auditor, financial and senior management and the Board of Directors.

II.

Composition

The Audit Committee shall be comprised of three directors as determined by the Board, each of whom shall be unrelated directors, free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

All members of the Audit Committee shall be financially literate and have a working familiarity with basic finance and accounting practices.  At least one member of the Committee shall have accounting or related financial management expertise.  The definition of “financially literate” is the ability to read and understand a balance sheet, an income statement and a cash flow statement.  The definition of “accounting or related financial management expertise” is the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

III

Meetings

The Committee shall meet a least quarterly, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee should meet at least annually with the Chief Financial Officer and the independent auditors in separate sessions.

IV

Responsibilities and Duties

To fulfill its responsibilities and duties, the Audit Committee shall:

Documents/Reports Review

1.

Review and update this Charter annually.

2.

Review the organization’s annual financial statements, MD&A and any reports or other financial information (other than quarterly financial statements, which are reviewed by the full Board of Directors) and submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the independent auditors.

External Auditors

3.

Review annually the performance of the external auditors and ensure their independence after reviewing all significant relationships they have with the Company.

4.

Recommend to the Board of Directors the selection of the independent auditors and approve the fees and other compensation to be paid.

5.

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the organization’s financial statements.

6.

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

7.

Review and pre-approve all audit and audit-related services, and any non-audit services that exceed $25,000, provided by the Company’s external auditors.  It was noted that management is required to report all non-audit services to the Audit Committee on an annual basis.

Financial Reporting Processes

8.

In consultation with the external auditors, review with management the integrity of the organization’s financial reporting process, both internal and external.

9.

Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles.

10.

Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

11.

Review significant estimates made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such estimates.

12.

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

13.

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

14.

Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

15.

Review any complaints or concerns about any questionable accounting or auditing matters.

16.

Ensure that the procedures and processes required to comply with the Sarbanes Oxley certification requirements are in place and are effective..

17.

Review internal control process and ensure compliance with new regulatory requirements.

Other

18.

Review management representation letter.

19.

Review any significant related-party transactions.

20.

Review the Financial Reporting Officers’ Code of Ethics and the Whistle Blowing Policy.

V.

Annual Work Plan

	Quarterly	Fourth Quarter	First Quarter
Review audit plan		X
Review accounting systems and procedures and internal controls.		X
Review auditors’ engagement letter		X
Review financial and accounting human resources		X
Review Committee’s charter and membership		X
Review auditors’ letter of recommendations regarding internal controls.			X
Review and recommend year-end financial statements for approval by the Board			X
Review and recommend year-end MD&A for approval by the Board			X
Review external auditors’ work and independence and fees			X
Recommend auditors for the ensuing year			X
Review and reassess the adequacy of the Code of Ethics for Financial Reporting Officers			X
Review the Company’s Form 20-F filing			X
Review management’s representation letter			X
Review any proposed prospectus filings
Review and reassess the adequacy of the Whistle Blowing Policy			X
Review and pre-approve Audit, Audit-related, Tax and All Other Services as set out in Apendix II of the Audit and Non-Audit Services Pre-Approval Policy			X
Review and approve interim financial statements and related MD&A	X	X
Review Disclosure and Certification Process	X

This Audit Committee Charter, as amended from time to time, was initially adopted by the Board of Directors of Aurizon Mines Ltd. on the 3rd day of April 2003.

By order of the Board of Directors

                                                                                              AURIZON MINES LTD.